UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Elbit Vision Systems Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 nominal value per share

(Title of Class of Securities)

00M375-76-1

(CUSIP Number)

Amir Raz, Adv.
Shenhav & Co., Law Offices
Or Towers (B), 4 Ha'nechoshet Street
Tel Aviv 69710, Israel
Fax: +972 (3) 611-0788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 14, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00M375-76-1	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SMD Advanced Technologies Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 3,750,000 Ordinary Shares (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)
	6.	SHARED VOTING POWER 5,500,000 Ordinary Shares (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)
	7.	SOLE DISPOSITIVE POWER 3,750,000 Ordinary Shares (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)
	8.	SHARED DISPOSITIVE POWER 5,500,000 Ordinary Shares (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) approximately 4.1%*
12.	TYPE OF REPORTING PERSON (see instructions) CO

(*) Based on  90,937,277 Ordinary Shares outstanding as of May 7, 2014 (as reported in the Issuer's Form 20-F/A filed with the Securities and Exchange Commission ("SEC") on May 12, 2014).

CUSIP No. 00M375-76-1	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yaacov Kotlicki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,750,000 Ordinary Shares
	6.	SHARED VOTING POWER 5,500,000 Ordinary Shares (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)
	7.	SOLE DISPOSITIVE POWER 1,750,000 Ordinary Shares
	8.	SHARED DISPOSITIVE POWER 5,500,000 Ordinary Shares (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 Ordinary Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) approximately 1.9%*
12.	TYPE OF REPORTING PERSON (see instructions) IN

(*) Based on  90,937,277 Ordinary Shares outstanding as of May 7, 2014 (as reported in the Issuer's Form 20-F/A filed with the Securities and Exchange Commission ("SEC") on May 12, 2014).

Item 1.

(a)	Name of Issuer Elbit Vision Systems Ltd.

(b)	Address of Issuer’s Principal Executive Offices 7 Bareket Street, Industrial Park Caesarea, Post Office Box 3047, Caesarea, Israel

Item 2.

(a)	Name of Person Filing SMD Advanced Technologies Ltd.

(b)	Address of the Principal Office or, if none, residence 10 Ha’Nechoshet St., Tel-Aviv 6971072, Israel

(c)	Citizenship State of Israel

(d)	Title of Class of Securities Ordinary Shares

(e)	CUSIP Number 00M375-76-1

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

4

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 5,500,000 (of which 1,250,000 Ordinary Shares by an unexercised Warrant to purchase shares)

(b)	Percent of class: 6%

(c)	Number of shares as to which the person has: 5,500,000

	(i)	Sole power to vote or to direct the vote 5,500,000.

	(ii)	Shared power to vote or to direct the vote 5,500,000.

	(iii)	Sole power to dispose or to direct the disposition of 5,500,000.

	(iv)	Shared power to dispose or to direct the disposition of 5,500,000.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

07/23/2014 Date
SMD Advanced Technologies Ltd.

/s/ Yaacov Kotlicki Signature

Yaacov Kotlicki, CEO Name/Title

Yaacov Kotlicki
/s/ Yaacov Kotlicki Signature

Yaacov Kotlicki
Name

6